UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

AEGON N.V.

(Name of Issuer)

Common shares, par value EUR 0.12 per share

(Title of Class of Securities)

007924103

(CUSIP Number)

A. Peter Harwich, Esq.

Allen & Overy

1221 Avenue of the Americas

New York, New York 10020

United States of America

(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 007924103

1.	Name of Reporting Person Vereniging AEGON I.R.S. Identification No. of Above Person N.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,974,055

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 171,974,055

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,974,055

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) OO

INTRODUCTORY STATEMENT

Vereniging AEGON (the “Association”) hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 1998, as amended by Amendments No. 1, 2, 3, 4, 5 and 6 (the “Schedule 13D”), with respect to the purchase of common shares, par value EUR 0.12 per share, of AEGON N.V. (“AEGON” or the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the information set forth in Schedule A hereto.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of January 31, 2010, the Association beneficially owns 171,974,055 common shares, representing approximately 10.1% of the 1,708,477,459 common shares of the Issuer issued and outstanding as of that date.

To the best of the Association’s knowledge, the members of the Association’s Executive Committee in the aggregate hold common shares, or options to acquire common shares, constituting less than 0.2% of AEGON’s outstanding common shares. Except as set forth in this Item 5(a), neither the Association nor any other person controlling the Association owns beneficially any common shares.

(b) The Association has sole power to vote and to dispose of 171,974,055 common shares.

To the best of the Association’s knowledge, each member of the Association’s Executive Committee, who in the aggregate hold common shares, or options to acquire common shares, constituting less than 0.2% of AEGON’s outstanding common shares, has sole power to vote and to dispose of the common shares held by such member of the Executive Committee.

(c) Inapplicable

(d) On February 9, 2010, the Association (as borrower) entered into a EUR 1,250,000,000 Term and Revolving Facilities Agreement (the “Facilities Agreement”) with ABN AMRO Bank N.V. (to be renamed the Royal Bank of Scotland N.V. in due course) and ING Bank N.V. (as arrangers), the Royal Bank of Scotland plc (as facility agent and as security agent, the “Security Agent”) and the other financial institutions named in the Facilities Agreement. The Facilities Agreement replaced certain loan facilities entered into by the Association in 2005. In connection with the Facilities Agreement, the Association entered into a Deed of Pledge of Registered Shares (the “Deed of Pledge”) to secure its obligations under the Facilities Agreement.

Pursuant to the Deed of Pledge, the Association has granted to the Security Agent a right of pledge over the common shares reported herein, as well as all common shares of the Issuer acquired by the Association after the date of the Deed of Pledge, except deposit shares (as defined in the Issuer’s Articles of Association) (the “Pledged Shares”). In addition, the Association has granted to the Security Agent a right of pledge over (i) all cash dividends, distribution of reserves, repayments of capital and other distributions and payments in any form that become payable in respect of any of the Pledged Shares (“Dividends”); (ii) all present and future rights of the Association to acquire shares in the capital of the Issuer arising out of or in connection with the Pledged Shares and (iii) all other present and future rights arising out of or in connection with the Pledged Shares, other than the voting rights in respect of any of the Pledged Shares (the rights described in clauses (i), (ii) and (iii) together, the “Related Rights”). Because the voting rights attached to the Pledged Shares are not transferred to the Security Agent under the Deed of Pledge, the Association retains the exclusive right to vote the Pledged Shares.

Under the terms of the Deed of Pledge, only the Security Agent is entitled to receive and exercise the Related Rights pledged to it as described above, including the right to receive Dividends from, and net proceeds from the sale of, the Pledged Shares (including the common shares reported herein). However, the Security Agent has authorized the Association to receive any Dividends paid in cash, provided such payments are made into a specified account. The Security Agent is entitled to revoke this authorization upon the occurrence of an Event of Default (as defined in the Facilities Agreement) and the authorization automatically terminates upon the occurrence of a default in the proper performance of the obligations of the Association under the Facilities Agreement.

Under the terms of the Facilities Agreement, the Association is required to use any Dividends from, and net proceeds from the sale of, the Pledged Shares (including the common shares reported herein) towards prepayment of any loan amounts outstanding under the Facilities Agreement.  Upon the occurrence of a default in the proper performance of the obligations of the Association under the Facilities Agreement, the Security Agent may enforce its rights of pledge and take recourse against the proceeds of enforcement.

The Deed of Pledge limits the ability of the Association to pledge, otherwise encumber or transfer the Pledged Shares (including the common shares reported herein) without the Security Agent’s prior written consent.

(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth in Item 5 (d) of this Amendment No. 7 of the Schedule 13D and by the following:

The Association is a membership association under Dutch law. The objective of the Association is the balanced representation of the interests of AEGON N.V. and all of its stockholders, AEGON Group companies, insured parties, employees and other constituencies of the AEGON Group. The following table shows the number of shares and the percentage of the issued and outstanding shares of each class of shares of AEGON owned by the Association as of January 31, 2010:

Title of Class	Number Owned	Percent of Class
Common Shares	171,974,055	10.1%
Preferred A Shares	211,680,000	100%
Preferred B Shares	69,030,000	100%

Any holder of AEGON’s common shares is entitled to one vote for each share held by such holder and represented at the general meeting of shareholders of AEGON. However, a holder of preferred shares is entitled, instead of casting one vote per preferred share, to cast such number of votes as are equal to the number of preferred shares held multiplied by twenty-five twelfths (25/12), provided that any resulting fraction of a vote is disregarded. AEGON and the Association have entered into a preferred shares voting rights agreement, pursuant to which the Association has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, the Association has agreed to exercise only one vote per preferred share, except in the event of a “special cause,” such as the acquisition of a 15% interest in AEGON, a tender offer for AEGON shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the AEGON Executive Board and the AEGON Supervisory Board. If, in its sole discretion, the Association determines that a “special cause” has occurred, the Association will notify the general meeting of shareholders and retain its right to exercise the full voting power of 25/12 votes per preferred share for a limited period of six months.

As a result, its holdings give the Association approximately 22.8% of AEGON’s voting shares under ordinary circumstances. In the event of a “special cause”, the Association’s voting rights would increase to approximately 33.0% for six months.

In case of an issuance of additional common shares by AEGON, the Association has the right to purchase as many of AEGON’s class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of voting shares, unless the Association as a result of exercising these option rights would increase its voting power to more than 33%. On August 19, 2009, AEGON conducted an offering of 190,476,191 common shares, consisting of 157,822,000 newly issued common shares and 32,654,191 common shares held as treasury shares. In connection with this offering, the Association exercised its right to purchase additional class B preferred shares. On October 1, 2009, the Association purchased 33,860,000 class B preferred shares from AEGON at the par value of EUR 0.25 per share, increasing its holding from 35,170,000 class B preferred shares to its current holding of 69,030,000 class B preferred shares.

On December 1, 2008, AEGON secured EUR 3 billion of additional core capital from the Association, funded by the Dutch State. The new core capital was made available through a loan to the Association, which enabled it to purchase capital securities from AEGON at a corresponding amount and terms and conditions similar to the loan. AEGON issued 750 million convertible core capital securities at EUR 4.00 per security to the Association. These securities rank equal to common shares (pari passu), but carry no voting rights. Payment of interest on the securities as well as on the state loan provided to the Association is conditional upon the payment of dividends (cash or stock) on the AEGON common shares. For the first year the coupon is fixed at 8.5% (EUR 0.34 per security). For consecutive years the coupon will be the higher of either 8.5% or an amount linked to the cash dividend paid on the common shares in the preceding year: in the second year 110% of the dividend paid per share, rising to 120% in the third year, 125% in the fourth and subsequent years. The coupon is not deductible for corporate income tax. Until December 1, 2009, AEGON may repurchase up to 250 million of the securities at EUR 4.00 per security plus accrued interest and a repurchase compensation dependent on the repurchase date and AEGON’s actual share price but not greater than EUR 130 million. After the first year the securities may be repurchased at any time at 150% (=EUR 6.00 per security) plus accrued interest. Alternatively, after three years, AEGON may choose to convert all or some of the securities into common shares on a one-for-one basis, subject to adjustment of the conversion price under certain circumstances. In the event of AEGON exercising its conversion right however, the Association and the Dutch State may opt to receive repayment in cash at the original issue price of EUR 4.00 per security plus accrued interest.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  February 9, 2010

Vereniging AEGON

By:	/s/ W.M. van den Goorbergh

Name:	W.M. van den Goorbergh

Title:	Member of the Executive Committee

SCHEDULE A

MEMBERS OF THE EXECUTIVE COMMITTEE AND OTHER MEMBERS OF THE ASSOCIATION

The name, business address, title, present principal occupation or employment of each member of the Association are set forth below. If no business address is given below, the business address is AEGONplein 50, 2591 TV The Hague, The Netherlands. All the persons listed below are citizens of The Netherlands.

EXECUTIVE COMMITTEE

Name	Principal Occupation	Residence or Business Address

W.M. van den Goorbergh

Chairman of the Association, Chairman of the Supervisory Board of DELA and Welten, Member of the Supervisory Board of N.V. Bank Nederlandse Gemeenten, NIBC Bank N.V. and OPG Groep N.V., Member of the Supervisory Authority of the Radboud University Nijmegen and the UMC St. Radboud and Chairman of the Nexus Instituut

Notaris van de Mortellaan 2 5242 AH Rosmalen The Netherlands

J.W.B. Westerburgen	Vice-Chairman of the Association, Member of the Supervisory Board of ASML Holding N.V. and of Unibail-Rodamco S.A.	Jacob van Maerlantlaan 8 2343 JX Oegstgeest The Netherlands

P.J. Idenburg	Executive Coach	Aerdenhoutsduinweg 23 2111 AN Aerdenhout The Netherlands

H.P.M. Knapen	Member of the Scientific Council for Government Policy and extraordinary professor at the Radboud University Nijmegen	Prinsengracht 614C 1017 KT Amsterdam The Netherlands

H.P. Spruijt

Chairman of the Supervisory Boards of M&R de Monchy N.V. and Koninklijke BDU Holding B.V., Member of the Supervisory Boards of Koninklijke Brill N.V. and of Het Financieele Dagblad Holding B.V., Vice-Chairman and President of the International Publishers Association (IPA) in Geneva

“Halverhoogt” Lomboklaan 25 3956 DE Leersum The Netherlands

J.J. Nooitgedacht	Member of the Executive Board and CFO of AEGON N.V.	Achterdijk 55 1191 JJ Ouderkerk a/d Amstel The Netherlands

A.R. Wynaendts	Chairman of the Executive Board and CEO of AEGON N.V.	Bankastraat 132 2585 ET Den Haag The Netherlands

OTHER MEMBERS

Name	Principal Occupation	Business Address

J.M. Boll	Member of the Dutch Council of State	Herman Gorterstraat 19 1077 WE Amsterdam The Netherlands

A.F. Bosma	Insurance Intermediary and Managing Director of MeerPolis B.V.	Henricus Viottahof 8 2132 KN Hoofddorp The Netherlands

OTHER MEMBERS

Name	Principal Occupation	Business Address

H.J.E. Bruins Slot

Chairman of the Board of KWF Cancer Control, Chairman of the Supervisory Board of ‘s-Heeren Loo and Rabobank Apeldoorn e.o.; Chairman of the Supervisory Council of Gelre Hospitals and member of the Advisory Council of KEG/Viataal Group.

Wilhelminapark 79 7316 BS Apeldoorn, The Netherlands

H.A. Doek	Member of the Senate of the Dutch Parliament	Karmelitessenlaan 25 6816 PK Arnhem The Netherlands

P.P. Kohnstamm	Consultant	Ruitersboslaan 17, 4837 CJ Breda The Netherlands

P.C. Krikke	Mayor of the Municipality of Arnhem	p/o Gemeentehuis Arnhem Koningstraat 38 6811 DG Arnhem The Netherlands

M.E. van Lier-Lels

Independent advisor and Member of the Supervisory Boards of Royal KPN N.V., USG People N.V., Connexxion N.V., TKH Group N.V. and Maersk B.V.; Member of the Audit Committee of the Dutch “General Accounting Chamber” (Algemene Rekenkamer); Member of the Advisory Council of the Dutch Ministry of Transport, Public Works and Water Management; Member of the Advisory Council for the Dutch governmental science and technology policy, Member of the Dutch Central Planning Committee CPB and Chairman of the Supervisory Council of the Foundation for Nature and Environment

De Kruse 1 3253 KA Ouddorp The Netherlands

P.C. Lodders-Elfferich	Chairman of the Visitatiecommissie Emancipatie, Member of the Supervisory Board of Fontys Hogescholen.	Papenbergseweg 36 6585 KW Mook The Netherlands

H. Muller	Member of the Supervisory Board of SNS Reaal Groep N.V. and of ASN Beleggingsfondsen N.V.	Clusiuslaan 6 1906 XM Limmen The Netherlands

E.J. Mulock Houwer	Member of the Board of Residentie Orchestra and Member of the Supervisory Board of Hogeschool INHOLLAND and the Amphia Hospital	Veenweg 113 2493 ZC ’s-Gravenhage The Netherlands

H.M. Pinedo	Councillor of the VUmc and Vice-Chairman of the Board of ZonMw	Jan van Goyenkade 18 1075 HR Amsterdam The Netherlands

R. Spiekerman van Weezelenburg	Member of the Association	Prins Mauritslaan 9 3832 CG Leusden The Netherlands